

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 18, 2009

Mr. Samuel C. Scott III
Chief Executive Officer
Corn Products International, Inc.
5 Westbrook Corporate Center
Westchester, IL 60154

> **Re:** **Corn Products International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Schedule 14A Filed April 4, 2008**
> **Response Letter Dated January 9, 2009**
> **File No. 1-13397**

Dear Mr. Scott:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director